AURORA GOLD CORPORATION
Baarerstrasse 10, 1st Floor
6300, Zug, Switzerland

June 3, 2010

Via EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aurora Gold Corporation (the “Company”) --Form AW With Respect to Amendment No. 1 filed under the file number 333-147341.

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, and your letter to the Company dated May 20, 2010 relating to the Staff’s review of the Company’s Registration Statement filed on February 5, 2010, SEC File No. 333-164706 (the “Feb 2010 Registration Statement”), we are writing to request, withdrawal of Amendment No. 1 (the “Amendment”) which was inadvertently (and incorrectly) filed under the Company’s Registration Statement, File No. 333-147341, which Registration Statement was originally filed on November 13, 2007 and withdrawn on February 9, 2009. The Company had intended to file the Amendment with respect to the Feb 2010 Registration Statement.

If you have any questions regarding this matter, please contact Joseph Sierchio of Sierchio & Company, LLP, 430 Park Avenue, 7th Floor, New York, NY 10022, the Company’s legal counsel, at (212) 2246-3030. Thank you for your attention to this matter.

Very truly yours,

Aurora Gold Corporation

By: /s/ Lars Pearl
Name: Lars Pearl
Title:   President and Chief Executive Officer